Exhibit 99.3

THIS DEED is made by way of deed poll the 2nd day of May 2017.

BY:

(1)                                 DELTA TOPCO LIMITED, a private company limited by shares incorporated in Jersey, under number 95136, whose registered office is at 1 Waverley Place, Union Street, St Helier, Jersey JEI  1SG (the “Company”).

WHEREAS:

(A)                               The Company has created and authorised the issue of 350,639,388 US$1 2% fixed rate unsecured exchangeable redeemable loan notes due 23 July 2019 pursuant to an unsecured loan note instrument dated 23 January 2017 (the “Instrument”).

(B)                               The Company wishes to amend the definition of “Permitted Transfer” in Condition 4.2 and Condition 7.1 of the Instrument pursuant to Section 11.2 of the Instrument.

NOW THIS DEED WITNESSES as follows:

1.                                      INTERPRETATION

1.1                               In this Deed the definitions in the Instrument shall apply unless the context requires otherwise.

1.2                               In this Deed, clause 1.2 of the Instrument shall apply unless the context requires otherwise.

2.                                      AMENDMENT OF THE INSTRUMENT

2.1                               Condition 4.2 of the Instrument is hereby amended to read as follows:

“4.2                        The Notes are only transferable by a Noteholder to an Affiliate of such Noteholder or, with the written consent of the Company, by way of liquidating distribution to a Noteholder’s members upon the dissolution of such Noteholder (each, a “Permitted Transfer”), to another Noteholder (a “Noteholder Transfer”) or to the Company.”

2.2                               Condition 7.1 of the Instrument is hereby amended to add the following language following the last word of such Condition 7.1, “; provided, however, that any Notes Transferred by a Noteholder to a non-Affiliate of such Noteholder pursuant to a Permitted Transfer will be treated for purposes of this Condition 7.1 as though such Notes were first issued to the transferee rather than the Transferring Noteholder.”

2.3                               The Instrument shall continue to be in full force and effect except as expressly amended by this Deed.

3.                                      NOTICES

Any notice to be given to or by any Noteholder for the purposes of this Deed shall be given in accordance with the provisions of Condition 10 of the Instrument.

4.                                      GOVERNING LAW AND JURISDICTION

4.1                               This Deed and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by, and construed in accordance with, English Law.

4.2                               The courts of England are to have exclusive jurisdiction to settle any disputes (including claims for set-off and counterclaims) which may arise in connection with the creation, validity, effect, interpretation or performance, or the legal relationships established by, this Deed or otherwise arising in connection with this Deed, and for such purposes the Company and the Noteholders irrevocably submit to the jurisdiction of the English courts.

IN WITNESS of which this Deed has been executed as a deed poll and is delivered and takes effect on the date stated at the beginning of it.

EXECUTED AS A DEED	)
for and on behalf of	)
DELTA TOPCO LIMITED	)
acting by its authorised representative	)

/s/ Richard N. Baer
Director/Authorised Signatory

In the presence of:

Signature of witness:	/s/ Theresa Monahan

Name of witness:	Theresa Monahan

Address:	12300 Liberty Blvd.

Englewood, CO 80112 USA

Occupation:	Executive Assistant